UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of June 2003

KT Corporation

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant

by furnishing the information contained in this

form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under

the Securities Exchange Act of 1934.)

Yes ☐ No ☒

This Current Report on Form 6-K is being filed to incorporate by reference into Registration Statement No. 333-100251 on Form F-3, effective December 27, 2002, relating to $1,210,050,000 0.25% Convertible Notes Due 2007, $500,000,000 4.30% Bonds Due 2005 and Warrants to Purchase 9,270,200 Common Shares.

Contract for Issuance of Overseas Bonds

1.	Aggregate face value: US$150 million.

2.	Class of bond: U.S. dollar-denominated floating rate overseas senior term note.

3.	Maturity date: June 24, 2006.

4.	Coupon rate: three month LIBOR + 0.80% per annum.

5.	Interest payment method: quarterly

6.	Method of principal payment: payment on maturity date at 100%.

7.	Call option: after one year at par

8.	Closing date: June 24, 2003

9.	Acquirer: DEVELOPMENT BANK OF SINGAPORE, INDUSTRIAL, COMMERCIAL BANK OF CHINA (ASIA) LIMITED and JPMORGAN CHASE BANK.

10.	Underwriter: JPMORGAN CHASE BANK.

11.	Contract date: June 23, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 24, 2003

KT Corporation

By:    /s/ Wha-Joon Cho

    Name: Wha-Joon Cho

    Title: Managing Director